Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated May 8, 2017

Relating to Preliminary Prospectus dated April 24, 2017

Registration No. 333-217213

Five Point Holdings, LLC

This free writing prospectus relates to the initial public offering of Class A common shares of Five Point Holdings, LLC (“Five Point”) and should be read together with the preliminary prospectus dated April 24, 2017 (the “Preliminary Prospectus”) that was included in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-11 relating to this offering of our Class A common shares. Amendment No. 1 may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1574197/000119312517133435/d302947ds11a.htm

References to “Great Park Venture” are used in the manner described in the Preliminary Prospectus. The following information updates the information contained in the Preliminary Prospectus:

In March 2015, the Great Park Venture sold Great Park Neighborhoods’ first parcels of commercial land to a subsidiary of Broadcom Corporation, one of Irvine’s largest employers. Broadcom Corporation’s subsidiary purchased approximately 73 net acres of commercial land and has broken ground on a research and development campus, which is planned for up to two million square feet of research and development and corresponding office space. Subsequent to the acquisition of the site, Broadcom Corporation announced that it entered into a merger agreement with Avago Technologies, which merger was completed in February 2016. The successor entity (now called Broadcom Limited) recently announced that it intends to sell all or a portion of the land it acquired, including the buildings currently under construction (approximately one million aggregate square feet) and all other improvements on the land and the entitlements for the remaining approximately one million square feet of space not yet under construction.

The agreement under which the Great Park Venture sold this land to Broadcom Limited provides the Great Park Venture with a right (which is assignable) to repurchase the land and any improvements on and entitlements appurtenant to the land before it is sold to a third party on the terms provided in the purchase agreement. The Great Park Venture is currently evaluating whether it intends to exercise this repurchase option. If the option is exercised, the aggregate purchase price payable for the land, improvements and entitlements would be approximately $443 million, subject to customary prorations and adjustments. As part of the transaction, two of the buildings (approximately 640,000 aggregate square feet) would be leased back to Broadcom Limited. The financing for any such purchase has not yet been determined but would likely include a combination of project-level debt financing and equity from existing and potentially new investors. We are not obligated to participate in any such purchase but expect that we would provide a portion of the equity investment. Although we own a 37.5% percentage interest in the Great Park Venture, if the property is acquired, our interest in the property could be a greater or lesser percentage. The closing of any such purchase would be subject to certain closing conditions and could occur in the second or third quarter of 2017. There can be no assurance that the Great Park Venture will complete the purchase at all or on terms that are attractive to it and its equity holders.

Five Point has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Five Point has filed with the SEC for more complete information about Five Point and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from:

Citigroup Global Markets Inc.	J.P. Morgan Securities LLC
Attn: Broadridge Financial Solutions	Attn: Broadridge Financial Solutions
1155 Long Island Avenue	1155 Long Island Avenue
Edgewood, NY 11717	Edgewood, NY 11717
Phone: (800) 831-9146	Phone: (866) 803-9204

RBC Capital Markets	Wells Fargo Securities, LLC
Attn: Equity Syndicate	Attention: Equity Syndicate
Three World Financial Center	375 Park Avenue
200 Vesey Street, 8th Floor	New York, New York 10152
New York, NY 10281-8098	Phone: (800) 326-5897
Phone: (877) 822-4089	Email: cmclientsupport@wellsfargo.com
Email: equityprospectus@rbccm.com

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